EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTH PERIOD ENDED June 30, 2012

GENERAL

This discussion and analysis of the financial position and results of operations is intended to supplement the unaudited condensed interim consolidated financial statements of Eurasian Minerals Inc. (the “Company” or “Eurasian”) for the six month period ended June 30, 2012 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company changed its fiscal year end from March 31 to December 31, effective for the period ending December 31, 2011. The change in the fiscal year end is being made for the purpose of streamlining the Company’s financial reporting.

The management discussion and analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of the Company for the nine month period ended December 31, 2011 prepared in accordance with IFRS, and the related MD&A. All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted. This MD&A has been prepared as of August 13, 2012.

FORWARD LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”), actual events may differ materially from current expectations. More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F, including the AIF and recent financial reports, is available on

SEC’s EDGAR website at www.sec.gov and on the Company’s website www.eurasianminerals.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A uses the terms “Inferred” and “Indicated” resources. Eurasian advises investors that although these terms are recognized and required by Canadian regulations (under NI 43-101), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

Eurasian is a Tier 1 company that trades on the TSX Venture Exchange and the NYSE MKT (previously known as NYSE Amex). It is primarily in the business of exploring for metals and minerals but also makes selective investments in other resource companies. The Company conducts exploration on properties located primarily in Turkey, Haiti, Europe, Southwest United States, and the Asia Pacific region. The Company continues to build a portfolio of revenue generating royalties to complement the Company's prospect generation business model.

Eurasian operates primarily as a prospect generator. Under the prospect generation business model, Eurasian develops and acquires quality mineral exploration projects and then options or sells such projects to other parties. By optioning or selling interests in its projects to third parties, Eurasian reduces its exposure to the costs and risks associated with early stage mineral exploration. This preserves the Company’s treasury, which can be utilized for further project acquisitions and strategic investments. In consideration for selling or optioning its projects, the Company typically retains an equity interest in the project or receives shares in the capital of the company acquiring it. Eurasian also retains a royalty interest in any future production of minerals and metals from the project, thereby organically adding to its royalty portfolio.

COMPANY HIGHLIGHTS

Current quarter highlights (including subsequent events up to August 13, 2012) included:

  Drilling at the Akarca JV project in Turkey intersected gold-silver mineralization in a new target type at the Sarikaya Tepe prospect that extends the vertical dimension of the system;

  The Company and its joint venture partner Chesser Resources Limited finalized an option agreement to sell the Sisorta Joint Venture asset to a privately owned Turkish company for gold bullion and a royalty interest;

  The EMX-Newmont joint venture in Haiti signed a Memorandum of Understanding with the government of Haiti regarding continued discussions on the pending Mining Convention, and allowing drilling on selected projects.
  Additionally, Newmont Ventures Limited (“Newmont”) relinquished its rights in the Grand Bois Research Permit that covers the historic gold resource area and as a result, the Company has regained 100% control of the Grand Bois project which Eurasian is advancing toward NI 43-101 resource status;

  In Sweden, the drill program at Sakkek was completed with the identification of a copper-gold mineralized system beneath glacial cover;

  At the Koonenberry project in Australia, geologic mapping, surface sampling, and first phase shallow aircore drilling identified gold mineralized structural corridors for follow-up; and,

  The Securities and Exchange Commission (the “SEC”) declared effective the registration statement on Form F -4 relating to the Company’s proposed merger with Bullion Monarch Mining Inc. (“Bullion”). The special meeting of Bullion shareholders to approve the Merger will be held on August 17, 2012, and the transaction is expected to close shortly thereafter.

CORPORATE DEVELOPMENTS

Changes to Management and the Board

M. Stephen Enders has been on the Company's Board of Directors since 2009, and is taking on the additional responsibilities of Chief Operating Officer. Dr. Enders has over thirty-six years of diversified executive and leadership experience in mineral exploration, project startup, and mine development and operations. He was the President of the Society of Economic Geologists in 2011, and previously held the positions of Senior Vice President of Worldwide Exploration for Newmont Mining Corporation and President of Phelps Dodge Exploration Corporation.

Michael Winn is assuming the role of Chairman as Steve Enders takes on a day-to-day role in managing the Company's business. Mr. Winn has been on EMX's Board of Directors since 2003, and was an original founder of the Company. He is the President of Terrasearch Inc., a mining and energy company, and is also a director of several mineral resource companies active in Canada, the United States, Latin America, Europe and Africa.

Allen Cockle has joined EMX as Senior Consulting Engineer and will be focused on advanced projects and evaluations. Mr. Cockle is a Professional Engineer that has over 40 years of worldwide exploration and mine development experience. His career includes 33 years with Newmont, most recently as the Vice President of Technical Services.

Eric Jensen has been promoted to General Manager, Exploration for the Company. Dr. Jensen was a co-founder of Bronco Creek Exploration, and has been EMX's Generative Exploration Team Leader since 2011. He has grassroots and mine-site exploration experience in 14 countries on four continents. Dr. Jensen has worked in a broad range of mineral systems, including alkaline gold, epithermal gold-silver, porphyry copper-gold, mesothermal lode gold, and IOCG deposit types.

David Johnson has been promoted to Chief Geologist for the Company. Dr. Johnson was a co-founder of Bronco Creek Exploration, and served as the Business Unit Manager until his recent promotion. His expertise in designing, implementing, and managing regional to project scale mineral exploration programs will be key in supporting EMX's worldwide programs.

David Boyer is the new manager of EMX's North American business unit, Bronco Creek Exploration. Mr. Boyer has worked in the mine, near-mine and greenfields exploration environments, as well as in a wide variety of mineral deposit settings, primarily in western North America. His experience includes exploration management, field-oriented evaluations, and resource modeling.

Jesper Kofoed has been appointed as EMX's Business Unit Manager for Scandinavia. Mr. Kofoed has extensive experience with remote operations in Northern Europe, Greenland, the Americas, Africa and Southeast Asia exploring for copper, gold, PGE's and uranium. He has managed programs ranging from greenfields exploration to feasibility level studies, and recently served as the Senior Project Coordinator for Quadra Mining Ltd.'s Malmbjerg molybdenum project in Greenland.

Chris Greenhoot has joined EMX as the Manager of Project Marketing. He holds degrees in economics, civil engineering and economic geology, and has worked in both the finance and mineral exploration industries. Mr. Greenhoot's diversified background and strong networking talents will help accelerate the deal flow of EMX's prospect generation business transactions.

Chris Spurway is the new Koonenberry project manager. His industry experience over the last 20 years covers mineral exploration management, resource definition, mining, and strategic development in Australia, South America, and Canada. Mr. Spurway has worked for larger organizations like AngloGold Ashanti and CRA, as well as smaller, entrepreneurial exploration companies.

Henry Wong has joined EMX as the Regional Exploration Manager for Southeast Asia. His background is in precious and base metals exploration for CSR, Billiton, Newmont, and most recently as Country Manager for East Asia Minerals. Mr. Wong will lead EMX's generative efforts in Southeast Asia from his base in Jakarta, Indonesia.

EXPLORATION REVIEW

Ongoing work advanced the programs in the Company’s exploration portfolio. EMX has outright control or shared interests in more than 140 properties on four continents. Roughly two-thirds of these properties are funded wholly, or with substantial contributions, from partner companies. The Company continues to develop new opportunities worldwide to fill the exploration pipeline and to add additional opportunities for discovery.

TURKEY

Eurasian holds five exploration and five exploitation licenses that cover over 20,000 hectares in Turkey’s Western Anatolia and Eastern Pontides mineral belts. The properties include bulk tonnage gold, gold-silver vein, bedded copper-silver, and porphyry copper targets. EMX has two joint ventures in Turkey: the Akarca joint venture with a wholly owned subsidiary of Centerra Gold Inc. and the Sisorta joint venture with ASX listed Chesser Resources Limited. EMX also holds a royalty interest on the Balya property. Field-based generative work focused on identifying additional precious metals targets in western Turkey. A review of available auction properties and several third party portfolios rounded out the generative work.

Akarca

The Akarca joint venture project, located in Turkey’s Western Anatolia region, is characterized by multiple prospects and recent discoveries of epithermal gold-silver mineralization within a district-scale area. Gold and silver are hosted as both structurally focused vein-style, as well as lithologically controlled disseminated-style mineralization. The mineralized zones are consistently oxidized to depths of 80 to 100 meters. The property’s six primary mineralized zones are covered by two exploitation licenses totaling 3,901 hectares.

On July 19, 2012, EMX reported mid-year exploration results for Akarca, including a drill intercept of 26.1 meters averaging 4.47 g/t gold and 16.39 g/t silver, with a higher-grade sub-interval of 5.8 meters averaging 13.59 g/t gold and 49.65 g/t silver at the Sarikaya Tepe prospect (true widths interpreted to be 55-65% of reported interval). This intercept demonstrates the validity of a new target-type that consists of higher grade gold-silver mineralization hosted at the intersection of high angle vein structures and the contact between basement schists and younger, overlying clastic sedimentary units. Potential mineralization developed along this shallow dipping contact adds further exploration upside, and extends the vertical dimension of the Akarca gold-silver mineralized system.

EMX also completed property-wide gravity and structural geologic studies during the second quarter. This work identified structural trends that appear to control gold-silver mineralization, and bound large areas of shallow basement rocks. This new structural framework provides context for Akarca’s multiple gold-silver zones, and will be an important tool for further delineating the known gold-silver prospects, as well as increasing the potential for discovering new mineralized zones under cover.

Sisorta

The Sisorta joint venture project, located in the Eastern Pontides mineral belt, is an epithermal gold deposit with an NI 43-101 mineral resource at a 0.4 g/t cutoff of 91,000 indicated gold ounces from 3.17 million tonnes averaging 0.89 g/t, and 212,000 inferred gold ounces from 11.38 million tonnes averaging 0.58 g/t. An overview of the methodology used to estimate these resources are described in EMX’s news release dated June 16, 2009. Near-surface, oxide mineralization represents 76% of the indicated gold ounces, and 73% of the inferred gold ounces, thereby establishing the property’s potential for developing a small scale, open pit mining operation. The Sisorta JV is 51% owned by Chesser and 49% by EMX.

In April 2012, the joint venture granted Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company, an option to buy EBX Madencilik A.S., a Turkish corporation that controls the Sisorta property, for staged payments of 8,000 troy ounces of gold bullion and a 2.5% net smelter returns (“NSR”) royalty. EMX’s share of the consideration will comprise 3,920 troy ounces of gold bullion and a 1.225% NSR royalty. Çolakoglu is currently conducting a nine-hole, due diligence diamond drill program.

Balya

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds a 4% NSR royalty on the property, which the Company retained when it sold the property to Dedeman Madencilik San ve Tic. A.S. in 2006. Dedeman’s 2012 diamond drill program continues to focus on the Hastanetepe lead-zinc-silver zone, which occurs as multiple stacked horizons hosted in tilted limestones and dacites. Dedeman completed 34 core holes totaling approximately 3,800 meters through the second quarter, 2012. The Hastanetepe zone remains open for extension along strike, down-dip and to depth. Dedeman converted the Balya exploration license to an exploitation license as a key step to advancing the project from exploration to production status.

Other Properties in Turkey

Potential partners continue to express interest in other properties in EMX’s exploration portfolio such as the Trab-23 copper porphyry, Alankoy copper-gold porphyry, and Golcuk copper-silver projects. Eurasian continues to evaluate other projects in the portfolio, while seeking new exploration and acquisition opportunities in Turkey.

Qualified Person

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has approved and verified the above technical disclosure on Turkey.

HAITI

Eurasian and joint venture partner Newmont, are exploring a land position along 130 kilometers of strike length of Haiti’s Massif du Nord mineral belt. On April 23, 2012, EMX announced that Newmont had relinquished its rights in the Grand Bois Research Permit that covers the historic gold resource area. As a result, EMX has regained 100% control of the Grand Bois project, and is actively advancing the property. Newmont continues to fund and manage exploration of six joint venture Designated Projects across northern Haiti that contain multiple gold, copper, copper-gold and copper-gold-silver occurrences, prospects, and deposits.

A Memorandum of Understanding (“MOU”) signed by the joint venture and the government of Haiti was also announced in April. The MOU established protocols to continue discussions regarding the pending Mining Convention, and allows drilling on selected projects.

Grand Bois Research Permit and “Surrounding Properties” Designated Project

As stated above, Newmont relinquished its interest to EMX in the 50 square kilometer Research Permit that covers the Grand Bois historic resource area. However, Newmont elected to retain its exploration interest in the Designated Project’s permits that surround the Research Permit. Newmont is funding and managing the exploration work on these surrounding properties as a Designated Project.

The joint venture’s previous drilling on the Grand Bois Research Permit tested the near-surface, oxide gold zone, as well as the property’s copper exploration potential. Recent work at Grand Bois suggests gold mineralization may be spatially related to a porphyry copper-gold system. In preparation for a NI 43-101 resource estimate and technical report planned for later in 2012, or in early 2013, EMX is conducting metallurgical test work on drill core samples representative of the deposit’s gold-copper mineralization. Results are expected in the fourth quarter.

La Miel Designated Project

The joint venture previously outlined drill-ready targets at La Miel’s Savane La Place prospect that occur within an area of epithermal alteration and gold mineralization. The Savane La Place gold prospect was the first project selected for drilling under the new MOU, and a diamond-drilling program commenced in April 2012. Final assays results are pending from Newmont as of early August.

Other Designated Projects

The JV’s work on the other properties in EMX’s Haitian portfolio has generated several drill-ready projects and high priority exploration targets at the La Mine, Northwest Haiti, North Central Haiti, and Northeast Haiti Designated Projects.

Government Negotiations and Mining Convention

The MOU with the Government of Haiti will assist in concluding the Mining Convention and accelerate the advancement of prospects ready for drill evaluation. The MOU establishes procedures under which the parties agree to use good faith efforts to conclude the Mining Convention, and allows exploration drilling on certain projects while ratification of the Mining Convention is finalized. Once ratified, the Mining Convention will set the financial and related conditions for project exploration, development, exploitation and closure.

Qualified Person

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has approved and verified the above technical disclosure on Haiti.

AUSTRALIA AND ASIA-PACIFIC

Eurasian’s Australia and Asia-Pacific business unit concentrated on exploring the Koonenberry gold project in New South Wales, Australia during the reporting period. In addition, the Company continued generative efforts by identifying prospective targets and monitoring business opportunities elsewhere in the Australia and Asia-Pacific region.

Koonenberry

The Koonenberry property package consists of 14 contiguous exploration licenses either 100% owned or controlled by Eurasian. The licenses cover over 2,360 square kilometers of prospective ground that hosts gold occurrences and exploration targets along the length of the 100-kilometer Koonenberry gold belt. A concerted field program of a) geologic mapping, b) rock chip sampling and c) more than 11,500 meters of shallow, aircore soil and regolith drilling was completed to fulfill property work commitments in the Nuntherungie, Bunker Creek, and Koba areas. Geologic mapping provided new insights into the timing, distribution and control of veining and gold mineralization. This work identified several new anomalies for follow-up within northwest orientated structural corridors. Discussions are ongoing with potential joint venture partners.

Qualified Person

Mr. David Z. Royle, FAusIMM, a Qualified Person as defined by NI 43-101 and consultant to the Company, has approved and verified the above technical disclosure on Australia and the Asia-Pacific.

EUROPE

EMX’s work focused on the exploration programs in Sweden during the second quarter, while also advancing early-stage business opportunities elsewhere in Europe.

Sweden

Eurasian’s Swedish subsidiary has consolidated a portfolio of 22 exploration permits totaling over 950 square kilometers. This portfolio includes porphyry copper and Iron-Oxide-Copper-Gold (IOCG) properties, in addition to known areas of copper, gold, and platinum group element-enriched styles of mineralization. EMX entered into a Strategic Alliance and Earn-In Agreement focused on copper exploration with Antofagasta Minerals S.A. in 2011. The Company second quarter work was focused on drill evaluation of the Norrmyran Designated Project.

EMX and Antofagasta Strategic Alliance. EMX and Antofagasta are conducting copper exploration in Sweden under a Strategic Regional Alliance Agreement. Designated Project and Regional Strategic Alliance exploration work is solely funded by Antofagasta. EMX nominates properties with high exploration potential for Antofagasta’s consideration as Designated Projects. Antofagasta can choose to accept Designated Project status for a property by entering into a Joint Venture Earn-in Agreement with a right to earn up to 70% of the project. If a property is declined as a Designated Project, EMX is free to advance that property on its own terms with no further obligation to Antofagasta. The Kiruna South and Norrmyran properties have been selected as Designated Projects.

Kiruna South Designated Project. The Kiruna South Designated Project is located in the Kiruna iron-copper-gold metallogenic province of northern Sweden. EMX reported results from a seven hole, 1,975 meter reconnaissance diamond drill program at the Sakkek prospect on July 19, 2012. Drill holes SAK-1B and SAK-2B intercepted 60.5 meters of 0.24 % copper and 0.11 g/t gold and 147.3 meters of 0.17 % copper and 0.1 g/t gold, respectively (true widths unknown). Drill hole SAK-4, drilled 300 meters to the south, also intersected mineralization at the bottom of the hole. Mineralization in these three holes is chiefly hosted in hydrothermal breccias and vein swarms cutting strongly altered granitoids and rhyolitic dikes.

EMX and Antofagasta are now focusing on the Kiruna South DP’s Saivo prospect, which is located to the southeast of Sakkek. At Saivo, EMX is targeting a structural corridor containing multiple copper anomalies identified by historic till sampling programs. Follow-up till geochemical sampling and a 2,500 meter diamond drill hole program are scheduled to commence in the third quarter.

Norrmyran Designated Project. The Norrmyran Designated Project is located in Västerbotten County, northern Sweden, and covers 126 square kilometers in the productive Skellefte Mineral Belt of volcanogenic massive copper-zinc sulphide and porphyry copper mineralization. EMX identified a porphyry copper target beneath glacial cover from mineralized outcrops coincident with an aeromagnetic anomaly. A shallow, reconnaissance diamond drill program was completed during the quarter to map the underlying bedrock and identify alteration patterns for follow-up drilling. Seventeen of twenty-two holes reached the target rocks beneath glacial till, and intersected barren to weakly altered granitoids. Holes in the center of the drill pattern intersected sparse quartz-sulfide veining containing chalcopyrite and/or molybdenite.

Other EMX Property Interests in Sweden. EMX is advancing the Storåsen copper-gold-PGE property and the Aitik South copper-gold property outside of the Strategic Regional Alliance with Antofagasta. Storåsen is located in west-central Sweden, and contains a zone of drill-defined copper, gold and PGE mineralization, surface geochemical anomalies, mineralized boulders, and multiple mineral occurrences for follow-up testing. The Aitik South project contains several historic copper and gold prospects, and is located along strike of the Salmijärvi copper and gold deposit. EMX also holds royalty interests in the Viscaria and Adak properties acquired from the September, 2010 purchase of the Phelps Dodge Exploration Sweden AB assets.

Qualified Person

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has verified and approved the above technical disclosure on Europe.

NORTH AMERICA

Eurasian’s property and royalty portfolio in North America, which is held through its wholly-owned subsidiary, Bronco Creek Exploration (“BCE”), includes 26 exploration properties covering over 49,000 hectares in Arizona, Nevada, and Wyoming. The portfolio includes porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and gold-silver vein targets. EMX has nine properties partnered through BCE. Two joint venture properties were drilled during the reporting period, and six are scheduled for drilling in the second half of 2012.

In 2011, EMX established a Regional Acquisition Agreement with Vale Exploration Canada Inc. (“Vale”), a subsidiary of Brazilian-based Vale S.A., focused on copper exploration in the western United States. The agreement includes a regional exploration portfolio generation program managed by Eurasian and 100% funded by Vale. Vale has the first right of offer on all of BCE’s new projects generated within the states of Arizona, Nevada, Utah, Idaho and Montana, as well as those properties already in the portfolio that are currently available for partnership. Vale can earn an initial 60% interest by electing a project as a Designated Project and spending US $4.5 million in exploration expenditures over a four-year period.

Copper Basin Designated Project

The Copper Basin Designated Project with Vale is located in Central Arizona’s porphyry copper belt. The project contains numerous surface shows of copper mineralization, and historic drill results suggest the presence of a significant porphyry system. Work during the reporting period consisted of permitting, targeting, and planning a 15 hole, 5000 meter drill program that is expected to commence later this year.

Mesa Well Project

The Mesa Well property, located in southeastern Arizona, is a porphyry copper-molybdenum target. A four-hole, 2,151 meter drill program was completed in the first quarter of 2012. Two holes intersected porphyry-style alteration and veining with associated weak copper mineralization. On June 25, 2012, Vale relinquished its rights to the Mesa Well project in order to concentrate on new acquisitions in the portfolio.

Lomitas Negras Property

EMX’s 114 square kilometer Lomitas Negras property, a 2011 acquisition, is located 45 kilometers northeast of Tucson in Arizona’s porphyry copper belt. The Company’s geologic mapping and structural reconstructions show evidence for a concealed porphyry copper-molybdenum system hosted in Proterozoic granites and Paleozoic sediments under alluvial cover. This interpretation, combined with results from the Company’s recent soil geochemical and airborne geophysical surveys, identified several high priority drill targets.

Red Hill and Middle Mountain JV Properties

The Red Hill and Middle Mountain are porphyry copper-molybdenum targets located in central Arizona. Both properties are partnered with Inmet and GeoNovus. At Red Hill, this year’s drill program confirmed an underlying source of copper in basement rocks that underlie a cover of Tertiary gravel. At Middle Mountain, EMX is obtaining drill permits to follow-up on porphyry targets identified by previous reconnaissance drilling, as well as from geophysical anomalies.

Silver Bell West JV Property

The Silver Bell West JV project, currently partnered with GeoNovus, is a porphyry copper-molybdenum target adjacent to the active ASARCO Oxide Pit mine located northwest of Tucson, Arizona. EMX recently completed a GeoNovus funded geologic mapping campaign that identified surface alteration and mineralization patterns that are scheduled to be drill tested later in 2012.

Superior West JV Property

The Superior West JV project is located west of the historic mining town of Superior, Arizona, and adjacent to the Resolution Copper property. Superior West covers several porphyry copper targets, as well as the western projection of the historic Magma Vein. Partner and operator Freeport McMoRan completed two drill holes in the target area during the reporting period; results are pending.

Yerington West JV Property

The Yerington West JV property is located in the Yerington mining district of west-central Nevada. In 2007, EMX geologists identified an additional porphyry center concealed beneath younger cover rocks in the southwestern portion of the district. JV partner Entrée funded drilling in 2010, with one hole reaching the target depths beneath post-mineral cover, and intersecting 120 meters of porphyry-style mineralization. Entrée completed a second hole in early 2012, and encountered weak alteration and mineralization. Based upon EMX’s structural reconstructions, this year’s hole is situated distal from the projected porphyry center, and as a result, significant mineralization was not expected. Entrée has plans for additional drill testing.

Cathedral Well and Richmond Mountain JV Properties

The Cathedral Well and Richmond Mountain projects are located in east-central Nevada, and both are under option to Ashburton Ventures Inc. The Cathedral Well project occurs on the southeastern extension of Nevada’s Battle Mountain-Eureka gold belt, and has sediment-hosted gold targets identified by EMX through geologic mapping and soil geochemistry. Ashburton is preparing for a drill program scheduled for later this year. The Richmond Mountain project is located in the Eureka mining district approximately two kilometers from Barrick’s Archimedes mine. The property has both sediment-hosted gold targets, as well as base-metal targets, adjacent to a Cretaceous granitic intrusion. Ashburton is considering a drill program to follow-up on encouraging results from earlier exploration work.

Superior Area Properties (New Property Acquisitions)

Two new properties with copper-molybdenum targets were acquired during the reporting period. The Copper King and FE properties are located north-northwest of the town of Superior, Arizona and BHP’s Resolution deposit. The targets were identified through reconnaissance mapping and sampling funded through the Vale Regional Alliance. This work identified abundant ferricretes and a centralized 1.5 square kilometer zone of intense sericitic alteration at the FE property. The intense alteration exposed in outcrop is interpreted to represent the upper, distal portions of a porphyry center.

Bullions Creek and Red Picacho Properties

The Bullion Creek and Red Picacho properties are located northeast of Wickenburg, Arizona, and represent a district-scale epithermal gold system with extensive zones (5 x 3 kilometers) of intense sulfidation and associated broad zones of stockwork sulfide/limonite veins. EMX previously identified multiple epithermal-style gold targets and the potential for a buried porphyry gold system. Recent soil geochemical results highlighted structural trends and additional targets for follow-up.

Other Work Conducted by Eurasian in North America

EMX has continued to evaluate numerous opportunities and generate new exploration projects throughout the western United States. Current activities include grass roots exploration for Carlin-type systems in Nevada and continued exploration for porphyry copper targets in Arizona, Nevada, and Utah.

In April, EMX announced the establishment of a regional exploration program and the staking of the Moran Dome property located in Alaska’s Tintina Gold Belt. Moran Dome is located approximately 160 kilometers west-northwest of Fairbanks along the Yukon River, and covers more than 15,000 hectares of mineral rights. The property hosts multiple gold targets associated with a granitic intrusive suite identified from a regional reconnaissance sampling program and historic datasets. EMX is currently evaluating additional early-stage opportunities to add to the Alaska portfolio.

Qualified Person

Mr. David Boyer, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has approved and verified the above technical disclosure on North America.

RESULTS OF OPERATIONS

Three month period ended June 30, 2012

The net loss for the three month period ended June 30, 2012 was $4,030,597 compared to $2,225,176 for the comparative quarter. The loss for the three month period ended June 30, 2012 was made up of $1,828,494 in net exploration expenditures, $1,800,785 in general and administrative expenses, and other losses totaling $401,318. Some of the factors of note when comparing the current quarter to the prior year’s comparative quarter are as follows:

  Net exploration expenditures increased by $452,852. A concerted field program at Koonenberry was undertaken to fulfill certain work requirements on the licenses and an exploration program at Moran Dome in Alaska was established. These additional costs were partially offset by higher recoveries and option payments from Bronco
  Creek’s partners, compared to the comparative period.

  Professional fees increased by $315,298 to $421,554 from $106,256 due to additional legal and accounting costs incurred in relation to the proposed merger with BULM, the sale option of Sisorta, and other business development legal costs.

  Salaries and consulting fees increased by $190,292 to $511,426 from $321,134 due to increased corporate staff levels and consulting costs associated with the growth of the Company and its expanded exploration endeavors and due diligence on new business opportunities.

  The Company’s held-for-trading investments incurred an unrealized loss of $524,481 in the quarter ($73,995 unrealized loss in the comparative quarter) as the Company saw the market value of common shares of its strategic investments decrease in conjunction with the downturn in overall market conditions.

Six month period ended June 30, 2012

The net loss for the six month period ended June 30, 2012 was $8,084,109 compared to $6,042,723 for the prior year’s comparative period. The loss for the six month period ended June 30, 2012 was made up of $2,865,536 in net exploration expenditures, $4,342,333 in general and administrative expenses, and other losses totaling $876,240. In addition to the factors described above for the quarter, additional factors of note when comparing the current six month period to the prior year’s comparative period are as follows:

  The Company incurred an equity loss in associated companies of $450,002 during the current period, while in the prior comparative period there was NIL recorded as the Company had yet to acquire its equity investment. As at August 13, 2012, the Company has a 30.66% interest in a private exploration company and records its proportionate share of the loss each period.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at June 30, 2012 was $35,484,654 compared with $40,742,549 at December 31, 2011. The decrease in working capital of $5,257,895 during the six month period ended June 30, 2012 was primarily due to cash used in operating activities of $7,566,885, purchase of property and equipment of $1,175,368, and the purchase of marketable securities of $1,314,744. The decrease was primarily offset by funds received from sale of marketable securities of $718,275, proceeds from the exercise of warrants of $1,898,995 and stock options of $600,020. In management’s opinion, the Company currently has sufficient working capital to fund its proposed exploration programs and administrative expenditures through and beyond the next twelve months. Presently, the Company has no revenues and obtains its cash requirements through the issuance of shares, its joint venture partners, attracting additional joint venture partners and the sale of available investments and marketable securities in order to finance further property acquisitions and to explore and develop its mineral properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

QUARTERLY INFORMATION

Fiscal quarter ended	June 30, 3012	March 31, 2012	December 31, 2011	September 30, 2011

Exploration expenditures	$4,180,475	$2,114,067	$2,841,775	$2,736,112
Exploration recoveries	(2,351,981)	(1,077,025)	(2,002,969)	(1,113,336)
Share-based payments	197,023	593,377	458,091	1,668,471
Loss and comprehensive loss for the period	(4,030,597)	(4,053,512)	(3,266,452)	(4,257,189)
Basic and diluted net loss per share	$(0.08)	(0.08)	(0.06)	(0.08)

Fiscal quarter ended	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010

Exploration expenditures	$2,858,257	$3,189,698	$3,054,611	$2,544,253
Exploration recoveries	(1,482,615)	(1,469,725)	(1,478,428)	(2,062,189)
Share-based payments	191,091	601,867	354,416	571,103
Loss and comprehensive loss for the period	(2,225,176)	(3,817,547)	(2,310,223)	(1,706,861)
Basic and diluted net loss per share	$(0.04)	(0.08)	(0.06)	(0.05)

Factors that cause fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains and losses related to the Company’s holding of United States dollar denominated working capital items, gains or losses on investments held in its portfolio, along with fluctuating levels of operations activities on its exploration projects and due diligence undertaken on new prospects.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the six month period ended June 30, 2012	Salary or Fees	Payments	Total
David M. Cole, President and CEO	$176,908	$263,986	$440,894
M. Stephen Enders, Executive Chairman	101,090	139,802	240,892
Michael Winn (¹), Director	12,000	78,426	90,426
Brian Bayley, Director	12,000	-	12,000
George Lim, Director	12,000	-	12,000
Brian Levet, Director	12,000	-	12,000
Christina Cepeliauskas (¹), Chief Financial Officer	-	22,131	22,131
Valerie Barlow (¹), Corporate Secretary	-	5,533	5,533
Seabord Services Corp. (1)	238,800	-	238,800
	$564,798	$509,878	$1,074,676

		Share-based
For the six month period ended June 30, 2011	Salary or Fees	Payments	Total
David M. Cole, President and CEO	$206,152	$133,863	$340,015
M. Stephen Enders, Executive Chairman	73,761	42,016	115,777
Michael Winn (¹), Director	12,000	-	12,000
Brian Bayley, Director	12,000	-	12,000
George Lim, Director	12,000	-	12,000
Brian Levet, Director	6,000		6,000
Seabord Services Corp. (1)	199,200	-	199,200
	$521,113	$175,879	$696,992

(1) Seabord Services Corp. (“Seabord”) is a management services company controlled by Michael Winn, a director. Seabord provides a chief financial officer, a corporate secretary, accounting staff, administration staff and office space to Eurasian. Christina Cepeliauskas, the Chief Financial Officer, and Valerie Barlow, the Corporate Secretary, are employees of Seabord and are not paid directly by Eurasian.

Related Party Assets and Liabilities	Service or Term	June 30, 2012	December 31, 2011
Amounts due from (to):
David M. Cole President and Chief Executive Officer	Expense Reimbursement	$(36,370)	$(33,289)
		$(36,370)	$(33,289)

ACCOUNTING POLICIES

New accounting policies

Amendments to IFRS 7 Financial Instruments: Disclosures

The amendments increase disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

Amendments to IAS 12 Income Taxes

The amendments are made regarding Deferred Tax: Recovery of Underlying Assets and introduce an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on an investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 Property, Plant and Equipment should always be on a sales basis.

Effective January 1, 2012, the Company has adopted amendments to IFRS 7, Financial Instruments: Disclosures, and IAS 12, Income Taxes, and concluded that there are no material changes as a result of adopting these amendments.

Significant accounting policies and interpretations issued but not yet effective

The Company has initially assessed that there will be no material reporting changes as a result of adopting the new standards outlined below; however, enhanced disclosure requirements are expected.

(a) Effective for annual periods beginning on or after January 1, 2013

  IFRS 10 Consolidated Financial Statements

  This new standard provides a new single consolidation model that identifies control as the basis for consolidation for all types of entities, and replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12
  Consolidation – Special Purpose Entities.

  IFRS 11 Joint Arrangements

  This new standard improves the accounting for joint arrangements by introducing a principle-based approach that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. Such a principle-based approach will provide users with greater clarity about an entity’s involvement in its joint arrangements by increasing the verifiability, comparability and understandability of the reporting of these arrangements. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities-Non- Monetary Contributions by Venturers.

  IFRS 12 Disclosure of Interests in Other Entities

  This new standard combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

  IFRS 13 Fair Value Measurement

  This new standard defines fair value and sets out a framework for measuring fair value and disclosures about fair value measurements. It applies when other IFRS require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS or address how to present changes in fair value.

  Amendments to IAS 27 Consolidated and Separate Financial Statements

  The amendments provide guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements.

  Amendments to IAS 28 Investments in Associates

  The amendments provide guidance on the application of the equity method to associates, subsidiaries and joint ventures.

(b) Effective for annual periods beginning on or after January 1, 2015

  IFRS 9 Financial Instruments

  This new standard partially replaces IAS 39 Financial Instruments: Recognition and Measurement.

CRITICAL ACCOUNTING ESTIMATES

Certain of the Company’s accounting policies require subjective judgment about uncertain circumstances. The potential effects of these estimates, as described in the Company’s MD&A for the period ended December 31, 2011, have not changed during the current period.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Lack of Revenues

The Company currently has no continuing sources of revenues (other than interest on bank deposits) and has sustained operational losses since inception. If the acquisition of Bullion is consummated, the Company’s source of revenues during the current fiscal year is anticipated to be limited to any revenue derived from Bullion’s royalties on mines in Nevada’s Carlin Trend. There can be no assurance, however, that the Company’s acquisition of Bullion will be consummated on schedule, or at all, or that such revenues, or other potential revenues, will be received by the Company.

To fund future projects and pay for administrative costs, the Company intends to spend its existing working capital and raise additional funds as needed. As such, the Company is subject to many risks common to mining companies in the exploration stage, including potential cash shortages and limitations with respect to personnel, financial and other resources. The Company has not defined or delineated any mineral reserves on any of its mineral properties and if the Company is successful in placing its mineral properties into commercial production, there can be no assurance that the Company will generate sufficient revenues to fund continuing operations.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, has no source of operating cash flow (other than interest on its cash deposits) and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in Eurasian’s securities other than possible capital gains.

Pending Acquisition of Bullion

The proposed acquisition of Bullion, whether or not consummated, may result in a diversion of management’s attention from day-to-day operations, a loss of key personnel and a disruption of the Company’s operations. The proposed transaction may also affect the Company’s relationships with third parties. The merger agreement imposes certain restrictions on the conduct of the Company’s business outside of the ordinary course prior to the closing of the transaction or the termination of the merger agreement, which may also adversely affect the Company’s ability to manage its operations effectively in light of changes in economic or market conditions or to execute its business strategy and meet its financial goals. Any delay in the consummation of the proposed transaction could exacerbate the impact of the risks associated with the proposed transaction, if they were to occur.

The proposed transaction is subject to customary closing conditions, including, among others, adoption of the merger agreement by the Bullion shareholders, regulatory and stock exchange approvals, absence of any law or order prohibiting the transaction, effectiveness of the registration statement for the Company’s common shares to be issued in the merger and the listing of such shares on the TSX-V and NYSE Amex, accuracy of certain representations and warranties and material compliance with covenants, and absence of any material adverse change with respect to the business and affairs of the Company or Bullion. The merger agreement contains certain termination rights for both the Company and Bullion and provides that, upon termination of the merger agreement under specified circumstances, either the Company or Bullion may be required to pay the other party a termination fee of $1,000,000 or $4,000,000, respectively, or pay certain of the other party’s transaction expenses.

The Company cannot predict whether or when the closing conditions for the proposed transaction set forth in the merger agreement will be satisfied or whether the proposed transaction will be completed. If the closing conditions are not satisfied or waived pursuant to the merger agreement or the contemplated schedule, or if consummation of the transaction is delayed, enjoined or not completed for any other reason, the market price of the common shares may decline. In addition, if the proposed transaction does not occur, the Company may nonetheless remain liable for significant transaction expenses.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or United States dollars. At this time, there are no currency hedges in place, therefore, a weakening of the Canadian dollar against the United States dollar could have an adverse impact on the amount of exploration conducted.

Joint Venture Funding Risk

Eurasian’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants, The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

CONTROLS AND PROCEDURES

The company became a non-Venture Issuer in conjunction with its listing on NYSE MKT in January 2012. Therefore, it is now required to report on disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). As the interim period ended June 30, 2012 is the first financial reporting period for the Company where this requirement is in effect, investors should be aware of the inherent limitation of certifying officers to design and implement, on a cost effective basis, DC&P and ICFR in such first reporting period, which may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation. The Company has retained an independent third party specialist to assist in the creation, assessment, and evaluation of disclosure and internal controls and procedures.

DC&P are designed to provide reasonable assurance that information required to be disclosed by the Company under Canadian Securities laws is recorded, processed, summarized and reported within the time periods specified under those laws. ICFR provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s certifying officers, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certifications.

While no assurances can be made on DC&P and ICFR, based on evaluations conducted, the CEO and CFO have concluded the financial statements and MD&A for the interim period ended June 30, 2012 contain no misrepresentations and fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company, for the periods presented.

OUTSTANDING SHARE DATA

At August 13, 2012 the Company had 53,538,013 common shares issued and outstanding. There were also 3,767,200 stock options outstanding with expiry dates ranging from November 7, 2012 to July 5, 2017, and 12,395,288 warrants outstanding with expiry dates ranging from March 1, 2013 to November 12, 2015.